DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

SUPPL

May 31, 2005

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

05008820

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 08 2005
WASH. D.C.
198

Dear Sirs/Mesdames:

Re: New Release dated May 31, 2005

Enclosed is a copy of our News Release dated May 31, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

PROCESSED
JUN 13 2005
THOMSON FINANCIAL

dlw 6/13

low-grade Cu and Mo mineralization within porphyritic intrusions and biotite hornfels. The best intersection, 6 metres of 0.17% Cu and 0.236% Mo, occurs at the bottom of the most westerly drill hole, DDH81-6. The significance of this intersection is yet to be determined.

Exploration Potential

Both the Bulkley and Babine Intrusive suites have excellent mineral potential. The Bulkley intrusive suite hosts several significant molybdenum deposits including the Yorke-Hardy deposit at Smithers which contains 90.7 million tonnes of mineralization grading 0.178% Mo and 0.032% W. At Babine Lake, the Bell Copper Mine produced 77 million tonnes of ore grading 0.39% Cu and 0.16 g/t Au, and has an inventory of 117 million tonnes grading 0.55% Cu and 0.34 g/t Au. Although drilling to date on the Thomlinson Creek property has mainly intersected sub-economic Cu and Mo mineralization, only a small part of the area of interest has been tested. ---

Mineralization in both float and rock exposed in old trenches (Lorne Warren, personal communication) plus the high grade Mo intersection at the bottom of drill hole 6 suggests higher grade material is present on the property. --- Although the Noranda drill-tested some of these anomalies, the influence of down-ice dispersion and subsequent down-slope dispersion may not have been taken into consideration. Source areas for the anomalies could be outside the area of past drilling. Of particular interest is a strong Mo soil anomaly west of drill hole 6, the most westerly drill hole completed by Noranda. This hole ended in good grade Mo mineralization. More work is need in this area to determine the extent and grade of Mo mineralization. In addition, two other areas of anomalous Mo and Cu soil geochemistry, one west of Thomlinson Creek, the other east of the area explored by Noranda need to be evaluated. Additional soil and silt sampling are needed to better constrain these anomalies."

Objectives

The Thomlinson Creek property is attractive because of recent increases in commodity prices, in particular Mo (now US$97.50, Molybd. Ferr. per kg, previous week US$89.50 [Financial Post]) and W (tungsten prices have increased almost three fold in the past 15 months). Previous exploration efforts were mostly focussed on defining a porphyry Cu deposit with less interest in the Mo and W potential. However, the current exploration program shall focus on defining the Mo-W resources. The most obvious Mo target, based on the drilling done by Noranda, is at the bottom of drill hole, DDH81-6, (0.17% Cu and 0.236% Mo) and it is proposed to extend this hole and drill additional holes to the west to test a strong Mo soil anomaly.

Dentonia's Current Additional or Proposed Exploration Programs

In addition to Thomlinson Creek Prospect, Dentonia is participating in two diamond exploration program at Lac de Gras and Pellatt Lake, NWT, through its 1/3 equity interest in the DHK Diamonds Inc. and its direct interest in 7 claims at Pellatt Lake.

In both cases, Peregrine Diamonds Inc. is the operator and is bearing the initial costs.

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 31, 2005 TSX Venture: DTA

NEWS RELEASE

THOMLINSON CREEK - COPPER (Cu), MOLYBDENUM (Mo), AND TUNGSTEN (W) PROSPECT, NEAR HAZELTON, CENTRAL B.C.

Overview

Dentonia Resources Ltd. ("Dentonia") has retained the services of D.G. MacIntyre & Associates Ltd., an independent consulting firm, to conduct a preliminary assessment of the Thomlinson Creek Prospect, located near Hazelton, central British Columbia. This work will be done in early July.

This preliminary assessment is estimated to cost approximately $10,000 and will be carried out by a 2-person crew, working out of Smithers, B.C. and will consist of geological mapping, prospecting, rock and silt sampling and digital cartography. The purpose of this work is to identify drill targets for the next phase of exploration.

Acquisition Terms

Ronald Ross Blusson and Ronald McMillan, the latter a director and officer of Dentonia, granted an Option to Dentonia, whereunder Dentonia may acquire a 100% interest in the Thomlinson Creek Prospect upon the following salient terms:

- initial payment of $10,000 (paid);
- a work commitment of $30,000 within the first anniversary date of the Option;
- total payments of $1,005,000 over a 10 year period;
- granting the Optionors a 2% net smelter return (NSR), with a pay-back-right of $1,000,000 for 3/4% of the NSR;
- Dentonia has the right to terminate this option at any time..

To quote D.G. MacIntyre, P.Eng., Ph.D. from his report to Dentonia:

"History

The property was originally staked by Granby Mining Corporation in 1970 to cover a prominent Geological Service of Canada ("GSC") airborne magnetic anomaly related to the Babine intrusive body. Ground soil geochemical, induced polarization and magnetic surveys were undertaken by Granby and by Noranda Exploration Company, who optioned the property from Granby. Subsequently, Noranda in 1980 and 1981, completed 1,024 meters of diamond drilling in ten holes. This drilling intersected

A proposed exploration program at the HY Gold Prospect, Yukon, will consist of 3 core drill holes, totally 300m, at an estimated cost of $175,000, such program to begin in the middle of July.

This program includes camp mobilization, demobilization, 300m H.Q. core drilling, helicopter support, core logging, sampling and 300 assays, and the services of a geologist and a core sampler for 12 days

This program is to test for gold mineralization in three areas of the HY property, the East and the West Zones, and an area at the northeast corner of the property staked by Dentonia in 2003 and part of the HY Gold Prospect.

In addition, Dentonia has now received particulars of a proposed core drill program for its Atkinson Gold Prospect, Porcupine Mining Division, Ontario, located south of the Detour Lake Mine. This program is estimated to cost $245,000, will consist of 1,300m of core drilling, with helicopter support to be carried in September, 2005.

The proposed expenditures at the **HY, Thomlinson Creek, and Atkinson Prospects** qualify as "Canadian Exploration Expenditures" under the Income Tax Act and sufficient "flow-through funds" are on hand to cover 80% of these proposed expenditures.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.